ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

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WWW.EMTH.COM

October 23, 2006

VIA EDGAR

Filing Desk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southern National Bancorp of Virginia, Inc.
Registration Statement on Form S-1
SEC File No. 333-136285
Registration Statement on Form S-4
SEC File No. 333-136476

Ladies and Gentlemen:

Attached for filing on behalf of Southern National Bancorp of Virginia, Inc. (“SNBV”) is Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-4 (SEC File No. 333-136476), which is being filed pursuant to the requirements of Regulation S-T. The Amendment is being filed in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 20, 2006.

A pre-effective amendment to SNBV’s Registration Statement on Form S-1 (SEC File No. 333-136285) will be filed to incorporate the same responses to the Staff’s comments.

For convenience, we have set forth each numbered Staff comment in the comment letter below in bold-faced type. SNBV has authorized us to provide the responses to such comments in this letter. Each response immediately follows each numbered comment.

Filing Desk

October 23, 2006

Form S-1

1st Service Bank

Independent Auditors’ Report, page F-33

1.	Please revise the auditors’ report to refer to the note to the financial statements that states the reasons for the restatement and provide a new consent.

The auditor’s report (page F-27 of the proxy statement/prospectus) has been revised as requested and a new consent of Thompson, Greenspon & Co. PC has been filed as Exhibit 23(c).

Financial Statements

Statements of Changes in Stockholders’ Equity, page F-51

2.	Please revise the statements of changes in stockholders’ equity for the six months ended June 30, 2006 and the year ended December 31, 2005 to label the line items Balances, December 31, 2004 and Balances, December 31, 2005 as restated.

The requested change has been made on page F-45 of the proxy statement/prospectus.

Form S-4

General

3.	Please revise the Form S-4 amended filing to reflect the changes to be made in the Form S-1 amended filing, as applicable.

The changes made herein to the Form S-4 in response to the Staff’s comments also will be made in a pre-effective amendment to the Form S-1.

*            *            *

SNBV has concurrently filed a request to accelerate the effective time of the Form S-4 to Wednesday, October 25, 2006 at 10:00 a.m.

Please do not hesitate to call the undersigned, Jeffrey Koeppel or Kenneth Tabach at the above-listed number if there are any questions regarding the Form S-4 or if we can be of assistance in any way.

Sincerely,

/s/Gerard L. Hawkins

Gerard L. Hawkins